Mail Stop 4561

February 4, 2008

Noah Levinson, Chairman and CEO
Max Cash Media, Inc.
50 Brompton Road, Apt. 1X
Great Neck, NY 11021

> **Re: Max Cash Media, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 17, 2008**
> **File No. 333-148722**

Dear Mr. Levinson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Undertakings, page II-3

1. We note that paragraph (C) on page II-4 of your registration statement references documents that are incorporated by reference into the registration statement. However, your registration statement does not appear to incorporate any documents by reference. We note further that paragraph (C) on page II-4 purports to include the undertaking set forth in Item 512(f) of Regulation S-B. As you appear not to have omitted any information from your registration statement in reliance on Rule 430A, however, the Item 512(f) undertaking is inapplicable. Please remove or revise this undertaking as appropriate.

2. We note further that your registration statement includes the undertakings required for registrants relying on Rule 430B of Regulation C. It does not appear, however, that the company is able to rely on Rule 430B. Please revise your filing

to remove this undertaking. Alternatively, if the company intends to rely on Rule 430B, please advise of the basis for your belief that the company is eligible to do so.

Signatures, page II-6

3. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your amended Form SB-2. If Mr. Levinson serves as both CFO and controller or principal accounting officer, his signature should be captioned as such in the amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

***

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (732) 577-1188
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
Telephone: (732) 409-1212